Notice to the Oslo Stock Exchange

ORKLA

RECEIVED

2007 SEP 17 P 1:59

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Trade subject to notification own shares

Orkla ASA has on 17 August 2007 bought 1 250 000 Orkla shares through broker-houses at an average price of NOK 88.77 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 18 110 460.

07026459

Orkla ASA,
Oslo, 20 August 2007

IR contact:
Siv Merethe S. Brekke, Investor Relations, Tel.: +472254 4455

lev 9/18

END